Exhibit 99.34

Village Farms International, Inc.

Condensed Consolidated Interim Financial Statements

Three and Nine Months Ended

September 30, 2017 and 2016

(Unaudited)

Village Farms International, Inc.

Condensed Consolidated Interim Statements of Financial Position

(In thousands of United States dollars)

	September 30, 2017	December 31, 2016
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$4,285	$5,373
Trade receivables	12,487	10,187
Other receivables	750	263
Inventories (note 4)	14,112	16,108
Income taxes receivable	—	246
Prepaid expenses and deposits	1,216	676
Biological asset (note 5)	5,305	4,446

Total current assets	38,155	37,299

Non-current assets
Property, plant and equipment (note 6)	83,092	96,135
Investment in joint venture (note 7)	16,257	—
Other assets	1,793	1,531

Total assets	$139,297	$134,965

LIABILITIES
Current liabilities
Trade payables	$10,862	$12,711
Accrued liabilities	5,971	3,586
Operating loan (note 8)	3,000	—
Current maturities of long-term debt (note 8)	3,337	3,291
Current maturities of capital lease obligations	73	33

Total current liabilities	23,243	19,621

Non-current liabilities
Long-term debt (note 8)	39,684	41,929
Long-term maturities of capital lease obligations	197	87
Deferred tax liability	4,131	4,987
Deferred compensation	1,141	954

Total liabilities	68,396	67,578

SHAREHOLDERS’ EQUITY
Share capital	25,423	24,954
Contributed surplus	1,657	1,392
Revaluation surplus (note 6)	4,321	6,132
Accumulated other comprehensive loss	(379)	(541)
Retained earnings	39,879	35,450

Total shareholders’ equity	70,901	67,387

Total liabilities and shareholders’ equity	$139,297	$134,965

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Village Farms International, Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

For the Nine Months Ended September 30, 2017 and 2016

(In thousands of United States dollars, except for shares outstanding)

(Unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Revaluation Surplus	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders’ Equity
Balance at January 1, 2016	38,807,345	$24,903	$1,197	$—	$(602)	$37,433	$62,931
Shares issued on exercise of stock options	25,000	24	—	—	—	—	24
Share-based compensation (note 16)	—	—	149	—	—	—	149
Cumulative translation adjustment	—	—	—	—	104	—	104
Net loss	—	—	—	—	—	(2,436)	(2,436)

Balance at September 30, 2016	38,832,345	24,927	1,346	—	(498)	34,997	60,772

Balance at January 1, 2017	38,882,945	24,954	1,392	6,132	(541)	35,450	67,387
Shares issued on exercise of stock options (note 16)	33,334	26	—	—	—	—	26
Issuance of common stock shares (note 16)	258,000	—	—	—	—	—	—
Issuance of warrants for common shares (note 7)	—	—	148	—	—	—	148
Share-based compensation (note 16)	—	443	117	—	—	—	560
Cumulative translation adjustment	—	—	—	—	162	—	162
Reclassification of previously recorded revaluation gain of land, net of tax (note 6)	—	—	—	(1,811)	—	—	(1,811)
Net income	—	—	—	—	—	4,429	4,429

Balance at September 30, 2017	39,174,279	$25,423	$1,657	$4,321	$(379)	$39,879	$70,901

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Village Farms International, Inc.

Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)

For the Three and Nine Months Ended September 30, 2017 and 2016

(In thousands of United States dollars, except per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Sales (note 13)	$44,735	$42,045	$121,542	$118,194
Cost of sales (note 10)	(42,400)	(40,329)	(112,525)	(108,887)
Change in biological asset (note 5)	529	420	(817)	(1,344)
Selling, general and administrative expenses (note 10)	(3,358)	(3,349)	(10,435)	(9,826)

Loss from operations	(494)	(1,213)	(2,235)	(1,863)
Interest expense	689	706	2,016	1,904
Foreign exchange (gain) loss	(58)	52	(57)	55
Other income	(55)	(25)	(96)	(7)
Share of loss from joint venture (note 7)	220	—	220	—
(Gain) loss on disposal of assets (note 7)	—	—	(8,564)	12

Income (loss) before income taxes	(1,290)	(1,946)	4,246	(3,827)
Recovery of income taxes	(1,584)	(521)	(183)	(1,391)

Net income (loss)	$294	$(1,425)	$4,429	$(2,436)

Basic earnings (loss) per share (note 14)	$0.01	$(0.04)	$0.11	$(0.06)

Diluted earnings (loss) per share (note 14)	$0.01	$(0.04)	$0.11	$(0.06)

Other comprehensive income (loss):
Foreign currency translation adjustment	89	(28)	162	104

Comprehensive income (loss)	$383	$(1,453)	$4,591	$(2,332)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Village Farms International, Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the Three and Nine Months Ended September 30, 2017 and 2016

(In thousands of United States dollars)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Cash flows from operating activities:
Net income (loss)	$294	$(1,425)	$4,429	$(2,436)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	1,853	2,100	5,753	6,247
Amortization of deferred charges	18	55	54	161
(Gain)/Loss on disposal of assets	—	—	(8,564)	12
Share of loss from joint venture (note 7)	220	—	220	—
Interest paid	676	648	1,956	1,708
Share-based compensation	91	55	560	149
Deferred income taxes	(1,986)	(578)	(585)	(1,672)
Change in biological asset	(529)	(420)	817	1,344
Changes in non-cash working capital items (note 12)	2,852	297	(3,225)	(2,199)

Net cash provided by operating activities	3,489	732	1,415	3,314

Cash flows from investing activities:
Purchases of property, plant and equipment	(178)	(93)	(1,171)	(1,485)

Net cash used in investing activities	(178)	(93)	(1,171)	(1,485)

Cash flows from financing activities:
Proceeds from borrowings	113	—	7,113	4,000
Repayments on borrowings	(3,832)	(817)	(6,488)	(3,921)
Interest paid on long-term debt	(676)	(649)	(1,956)	(1,708)
Proceeds from exercise of stock options	—	—	26	24
Payments on capital lease obligations	(18)	(15)	(40)	(28)

Net cash used in financing activities	(4,413)	(1,481)	(1,345)	(1,633)

Effect of exchange rate changes on cash and cash equivalents	9	(1)	13	6

Net (decrease) increase in cash and cash equivalents	(1,093)	(843)	(1,088)	202
Cash and cash equivalents, beginning of period	5,378	6,002	5,373	4,957

Cash and cash equivalents, end of period	$4,285	$5,159	$4,285	$5,159

Supplemental cash flow information:
Income taxes paid	$5	$74	$36	$1,222

Supplemental disclosure of non-cash information:
Purchases of capital expenditures by financing capital lease	$107	$—	$191	$126

Purchases of capital expenditures by use of accounts payable	$—	$253	$—	$253

Issuance of warrants (note 7)	$—	$—	$148	$—

The accompanying notes are an integral part of these condensed consolidated interim financial statements

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(Unaudited)

1	NATURE OF OPERATIONS

Village Farms International, Inc. (“VFF” the parent company, together with its subsidiaries, the “Company”) is incorporated under the Canada Business Corporation Act. VFF’s principal operating subsidiaries as at September 30, 2017 are Village Farms Canada Limited Partnership (“VFCLP”), Village Farms, L.P. (“VFLP”), and VF Clean Energy, Inc (“VFCE”). The address of the registered office of VFF is 4700 80th Street, Delta, British Columbia, Canada, V4K 3N3. VFF owns a 50% equity interest in Pure Sunfarms Corp., which is recorded as Investment in Joint Venture (note 7).

The Company’s shares are listed on the Toronto Stock Exchange under the symbol VFF and are also traded in the United States on the OTCQX® Best Market under the symbol VFFIF.

The Company, through its subsidiaries VFCLP and VFLP, owns and operates sophisticated, highly intensive agricultural greenhouse facilities in British Columbia and Texas, where it produces, markets and sells premium-quality tomatoes, bell peppers, and cucumbers. The Company also markets and sells third party produce through its subsidiaries. The Company, through its subsidiary VFCE, owns and operates a 7.0 MW power plant that generates electricity.

2	BASIS OF PRESENTATION

Statement of Compliance

The Company’s unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations, as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. They do not include all of the information required for full annual financial statement disclosures, and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2016, which were prepared in accordance with IFRS.

Basis of Presentation

The condensed consolidated interim financial statements are prepared on a going concern basis. The accounting policies have been applied consistently in all material respects. These condensed consolidated interim financial statements have been prepared by applying the same accounting policies, assessments of estimates and judgments, and methods of computation as compared with the most recent annual consolidated financial statements.

Basis of Measurement

The condensed consolidated interim financial statements (“interim financial statements”) have been prepared on the historical cost basis except for the following material items in the condensed consolidated interim statements of financial position (“interim statements of financial position”) and in the condensed consolidated interim statements of income (loss) and comprehensive income (loss) (“interim statements of income”):

•	Available-for-sale financial assets are measured at fair value;

•	Biological assets are measured at fair value less costs to sell; and

•	Land is valued at fair market value.

Functional and Presentation Currency

These interim financial statements are presented in United States dollars (“U.S. dollars”), which is the Company’s primary functional currency. VFCE’s functional currency is Canadian dollars and conversion to U.S. dollars is performed in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates. All financial information presented in U.S. dollars has been rounded to the nearest thousands, except per share amounts.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(Unaudited)

3	CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new and revised standards and changes in accounting policies, along with any consequential amendments as at January 1, 2017. These changes were made in accordance with the applicable transitional provisions.

•

The IASB issued Disclosure Initiative, Amendments to IAS 1 in December 2014. The Amendments clarify materiality and disclosures within the financial statements and footnotes. These Amendments are effective for annual periods beginning on January 2016, and did not have a material impact on the Company’s interim financial statements.

•

The IASB issued Amendments to IAS 16, Property, Plant and Equipment, and IAS 41, Agriculture, in June 2014 with the publication of Agriculture: Bearer Plants. The amendments change the financial reporting for bearer plants, which are used solely to grow produce, into the scope of IAS 16 so that they are accounted for in the same way as property, plant, and equipment. The amendments are effective for annual periods beginning on or after January 1, 2016. The Company adopted these amendments effective January 1, 2016, and management has determined that these Amendments did not have an impact to the Company.

•

IAS 16, Property, Plant and Equipment, allows for a policy choice for subsequent measurement of property, plant, and equipment to be based on historical cost or fair value. The Company has historically carried its land at historical cost. For the year ended December 31, 2016, the Company changed its policy so that land is initially measured at historical cost but subsequently measured at fair value. Management concluded that given significant changes in the fair market value of the Company’s land assets, the revaluation method of accounting for land used in production is a more appropriate accounting policy than historical cost. IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, allows for prospective application of this policy change and therefore the policy change has been applied to the year ended December 31, 2016 only.

•

IFRS 11, Joint Arrangements, and IAS 28, Investments in Associates and Joint Ventures establishes the criteria for accounting for joint ventures. Investments in joint ventures are accounted for using the equity method. The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the joint venture’s net assets such as dividends. At each balance sheet date, the Company will consider whether there is objective evidence of impairment in joint venture. If there is such evidence, the Company will determine the amount of impairment to record, if any, in relation to the joint venture.

Accounting Standards Issued and Not Applied

IFRS 9, Financial Instruments, addresses classification and measurement of financial assets and financial liabilities, and replaces the multiple category and measurement models in IAS 39, Financial Instruments-Recognition and Measurement. The required adoption date for IFRS 9 has been extended to annual periods beginning on or after January 1, 2018, with early adoption permitted. IFRS 9 is not expected to have a material impact on amounts recorded in the interim financial statements of the Company.

IFRS 15, Revenue from Contracts with Customers, replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and the related Interpretations on revenue recognition. IFRS 15, issued in May 2014, establishes the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the Standards on leases, insurance contracts, and financial instruments. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management is currently evaluating the impact of IFRS 15.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(Unaudited)

IFRS 16, Leases, issued in January 2016, replaces IAS 17, Leases, and related Interpretations. IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, ie the customer (lessee) and the supplier (lessor). IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted only if the Company also applies IFRS 15. Management is currently assessing the impact on the Company’s consolidated interim financial statements along with the timing of adoption of IFRS 16. Management expects that IFRS 16 will result in the following: a) an increase in assets and liabilities as fewer leases will be expensed as payments are made; b) an increase in depreciation expenses; and c) an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in the cash flow statements.

Further details of new accounting standards and potential impact on the Company can be found in the Company’s consolidated financial statements for the year ended December 31, 2016.

4	INVENTORIES

	September 30, 2017	December 31, 2016
Deferred crop costs	$18,067	$17,847
Purchased produce inventory	163	689
Biological asset adjustment (note 5)	(4,192)	(2,516)
Spare parts inventory	74	88

	$14,112	$16,108

The cost of inventories recognized as expense and included in cost of sales amounted to $35,656 for the three months ended September 30, 2017 (2016 – $33,803) and $94,484 for the nine months ended September 30, 2017 (2016 – $92,181). The biological asset adjustment reclassifies actual costs incurred for the biological asset from inventories to biological asset on the interim statements of financial position.

5	BIOLOGICAL ASSET

Information about the biological asset presented on the interim statements of financial position and in the interim statements of income is as follows:

	September 30, 2017	December 31, 2016	September 30, 2016
Estimated sales value – biological asset	$10,684	$8,196	$12,940
Less
Estimated remaining costs to complete	4,789	3,257	5,674
Estimated selling costs	590	493	726

Fair value of biological asset less costs to sell	5,305	4,446	6,540
Less actual costs (note 4)	4,192	2,516	4,453

Increase in fair value of biological asset over cost	1,113	1,930	2,087
Fair value over cost of harvested and sold biological asset – beginning of year	1,930	3,431	3,431

Change in biological asset	($817)	($1,501)	($1,344)

Change in biological asset six months ended June 30,	($1,346)		($1,764)
Change in biological asset three months ended September 30,	$529		$420

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(Unaudited)

6	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	Land	Leasehold and land improvements	Buildings	Machinery and Equipment	Construction in process	Total
At December 31, 2016
Cost	$11,864	$3,820	$82,937	$65,563	$295	$164,479
Accumulated depreciation	—	(2,128)	(32,420)	(33,796)	—	(68,344)

Net book value	$11,864	$1,692	$50,517	$31,767	$295	$96,135

Nine months ended September 30, 2017
Opening net book value	$11,864	$1,692	$50,517	$31,767	$295	$96,135
Additions/Transfers	—	—	(416)	416	1,171	1,171
Capital lease additions	—	—	—	191	—	191
Placed in service	—	—	—	1,046	(1,046)	—
Disposals	(2,752)	—	(5,524)	(4,209)	(75)	(12,560)
Accum Depr on Disposals	—	—	1,601	2,037	—	3,638
Depreciation expense	—	(72)	(2,170)	(3,511)	—	(5,753)
FX translation adjustment	—	—	27	243	—	270

Closing net book value	$9,112	$1,620	$44,035	$27,980	$345	$83,092

At September 30, 2017
Cost	$9,112	$3,820	$77,034	$63,351	$345	$153,662
Accumulated depreciation	—	(2,200)	(32,999)	(35,371)	—	(70,570)

Net book value	$9,112	$1,620	$44,035	$27,980	$345	$83,092

Depreciation related to the greenhouse facilities and equipment is expensed in cost of sales. Land is the only item of property, plant and equipment that is stated at fair values. During the year ended December 31, 2016, the Company changed its policy from cost method to revalue land used in production at fair market value every three years using an external revaluation method performed by an independent appraiser. As at December 31, 2016, land was determined to have increased in value from $4.7 million historical cost to $11.9 million fair market value, resulting in a land revaluation gain of $7.2 million. The gain of $7.2 million had a tax impact to deferred taxes of $1.1 million, resulting in net revaluation surplus in shareholders’ equity on the statements of financial position of $6.1 million. As at September 30, 2017, land, greenhouse buildings, and greenhouse equipment at Delta 3 were contributed as part of the Company’s investment in the joint venture transaction (note 7). The revaluation surplus related to Delta 3 of $1.8 million, net of taxes, that was previously recorded as a component of equity, was reclassified and included as part of the gain on disposal of assets recorded in the interim statements of income.

7	INVESTMENT IN JOINT VENTURE

On June 6, 2017, the Company entered into an agreement to form Pure Sunfarms Corp. (“Pure Sunfarms”), a B.C. corporation, with Emerald Health Therapeutics Inc (“Emerald”). The purpose of Pure Sunfarms is to pursue large-scale cannabis production in Canada. Village Farms and Emerald will each have a 50% ownership interest in Pure Sunfarms in the form of common shares. The Company has concluded that the agreement constitutes a joint arrangement where joint control is shared with Emerald and therefore has accounted for Pure Sunfarms in accordance with IFRS 11 and IAS 28, using the equity method.

Under the terms of the agreement, Village Farms contributed the Delta 3 land and greenhouse facility to the joint venture. The contribution of the assets has been accounted for as a reduction of the land and greenhouse facility in exchange for the investment in Pure Sunfarms Corp. This was a non-cash transaction, and it was determined that the land and greenhouse facility had fair value of CA$20 million at the date of contribution. The Company recognized a gain of $8.5 million on the contribution of the land and greenhouse. The Company had previously recorded a fair value increase on the Delta 3 land (2016 – $2.1 million), which was recorded in accumulated other comprehensive income, net of taxes of $1.8 million. As a result of the contribution of the Delta 3 land, this amount has been recycled to the interim statements of income, and has been included in the gain noted above.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(Unaudited)

As part of the transaction, Village Farms incurred related transaction costs of CA$1.4 million, which have been added to the amount of the investment in Pure Sunfarms Corp. in accordance with IAS 28, Investments in associates and joint ventures. Included in these costs are 300,000 common share purchase warrants valued at CA$192, issued to an affiliate of a Canadian financial institution as partial consideration for services related to the joint venture agreement. As at September 30, 2017, the Investment in Joint Venture of US$16.2 million is recorded in the interim statements of financial position. For the three months ended September 30, 2017, the Company’s share of loss from joint venture totaled US$220, which is recorded in the interim statements of income. Final determination with respect to the transfer of equipment will not be made until the end of the year. As such, the investment and related gain on disposal of assets may be adjusted at year end.

8	DEBT

	September 30, 2017	December 31, 2016
Long-term debt:
Opening balance	$45,534	$49,187
Proceeds from long term debt	113	—
Repayment of debt	(2,488)	(3,718)
Foreign Currency Translation	131	65

Closing balance	$43,290	$45,534

Current portion	$3,337	$3,291
Non-current portion	39,953	42,243
Less: Unamortized deferred transaction costs	(269)	(314)

	$43,021	$45,220

Credit Facilities

The Company has a Term Loan financing agreement with a Canadian creditor (“FCC Loan”). The non-revolving variable rate term loan was amended in March 2016 and has a maturity date of May 1, 2021 and a balance of $41,453 as at September 30, 2017. The outstanding balance is repayable by way of monthly installments of principal and interest based on an amortization period of 15 years, with the balance and any accrued interest to be paid in full on May 1, 2021. Monthly principal payments were $347 through May 1, 2016, and $253 effective June 1, 2016. As at September 30, 2017, borrowings under the FCC Loan agreement are subject to an interest rate of 5.81056% (December 31, 2016 – 5.38094%). The Company’s interest rate on the FCC Loan is determined based on the Company’s Debt to EBITDA ratio and the applicable LIBOR rate.

The Company’s subsidiary VFCE has a loan agreement with a Canadian Chartered Bank. The non-revolving fixed rate loan of CA$3.0 million has a maturity date of June 2023, fixed interest rate of 4.98%, and monthly payments of CA$36. As at September 30, 2017, the balance was US$1,733 (December 31, 2016 – US$1,806).

The Company has a line of credit agreement with a Canadian Chartered Bank ( “Operating Loan”). The revolving Operating Loan was amended in May 2016 and has a line of credit up to CA$13,000 and variable interest rates with a maturity date on May 31, 2021, and is subject to margin requirements stipulated by the bank. As at September 30, 2017, $3,000 was drawn on this facility (December 31, 2016 – $nil), which is available to a maximum of CA$13,000, less outstanding letters of credit totaling $320 and CA$38.

The Amendments to the Company’s FCC Loan and Operating Loan have been accounted for as modifications of the existing debt in accordance with IAS 39, Financial Instruments: Recognition and Measurement.

The Company’s borrowings (“Credit Facilities”) are subject to certain positive and negative covenants. As at September 30, 2017, the Company was in compliance with all covenants on its Credit Facilities.

Accrued interest payable on the credit facilities and loans as at September 30, 2017 was $199 (December 31, 2016—$202) and these amounts are included in accrued liabilities in the interim statements of financial position.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(Unaudited)

As security for the FCC Loan, the Company has provided promissory notes, a first mortgage on the greenhouse properties, and general security agreements over its assets. In addition, the Company has provided full recourse guarantees and has granted security therein. The carrying value of the assets and securities pledged as collateral as at September 30, 2017 was $118,969 (December 31, 2016 – $130,700).

Transaction costs incurred in connection with these financing activities are deferred and amortized over the terms of the related financing agreement. Total deferred financing costs, net of accumulated amortization, are netted against long-term debt on the interim statements of financial position, and total $269 as at September 30, 2017 (December 31, 2016 – $314).

The aggregate annual maturities of long-term debt as at September 30, 2017 are as follows:

Remaining 2017	$833
2018	3,341
2019	3,356
2020	3,351
2021	31,909
Thereafter	500

$43,290

9	FINANCIAL INSTRUMENTS

The following table summarizes the carrying and fair value of the Company’s financial instruments:

	September 30, 2017	December 31, 2016
Cash and cash equivalents	$4,285	$5,373
Trade receivables	$12,487	$10,187
Other receivables	$1,283	$1,047
Other financial liabilities	$64,265	$62,591

Interest income, expense, and gains and losses from loans, receivables and other financial liabilities are recognized in the interim statements of income. The following table summarizes interest income and expense:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Interest income earned on cash/cash equivalents	$—	$—	$—	$—
Interest expense from other financial liabilities	$689	$706	$2,016	$1,904

The Company classifies financial assets and liabilities that are recognized on the interim statements of financial position at fair value in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 – Inputs for the asset or liability that are not based on observable market data (i.e., unobservable inputs).

Management of Financial Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following provides a measurement of some of these risks as at September 30, 2017. The Company uses financial instruments only for risk management purposes, not for generating trading profits.

i)	Credit risk

Credit risk is the risk that the Company will incur a loss due to the failure by its customers or other parties to meet their contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade receivables and other receivables. The Company limits its exposure to credit risk by placing its cash and cash equivalents with high credit quality financial institutions.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(Unaudited)

The Company had one customer that represented more than 10% of the balance of trade receivables, representing 10.5% as at September 30, 2017 (2016 – two customers, 13.0% and 10.3%). The Company believes that its trade receivables risk is limited due to the high credit quality of its customers and the protection afforded to the Company by the Perishable Agricultural Commodities Act (the “PACA”) for its sales in the United States, which represent approximately 85% of the Company’s annual sales. The PACA protection gives a claim filed under the PACA first lien on all PACA assets (which include cash and trade receivables). The PACA fosters trading practices in the marketing of fresh and frozen fruits and vegetables in interstate and foreign commerce. It prohibits unfair and fraudulent practices and provides a means of enforcing contracts. Historical write-offs have represented less than one-half of one percent of sales. The maximum amount of credit risk exposure is limited to the carrying amount of the balances on the interim financial statements.

Trade receivables for each customer were evaluated for collectability and an allowance for doubtful accounts has been estimated. At September 30, 2017, the allowance for doubtful accounts balance was $50 (December 31, 2016 – $50). The Company has not recorded a bad debt expense during the three and nine months ended September 30, 2017 (2016 – $nil).

At September 30, 2017, 91.0% (December 31, 2016 – 87.4%) of trade receivables were outstanding less than 30 days, 7.7% (December 31, 2016 – 9.5%) were outstanding for between 30 and 90 days and the remaining 1.3% (December 31, 2016 – 3.1%) were outstanding for more than 90 days. Trade receivables are considered past due based on the contract terms agreed to with a customer. Aged receivables that are past due are not considered impaired unless customer specific information indicates otherwise.

ii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its long-term debt, for which the interest rates charged fluctuate based on the 90-day LIBOR rate. If interest rates had been 50 basis points higher, the net income during the nine months ended September 30, 2017 would have been lower by $160. This represents $160 in increased interest expense (2016 – $172).

iii)	Foreign exchange risk

At September 30, 2017, the Canadian/U.S. foreign exchange rate was CA$1.00 = US$0.8014 (December 31, 2016 – US$0.7437). Assuming that all other variables remain constant, an increase of $0.10 in the Canadian dollar would have the following impact on the ending balances of certain interim statements of financial position items at September 30, 2017 and December 31, 2016 with the net foreign exchange gain or loss directly impacting net income for the period.

	September 30, 2017	December 31, 2016
Financial assets
Cash and cash equivalents	$53	$93
Trade receivables	379	222
Financial liabilities
Trade payables and accrued liabilities	(640)	(229)
Loan payable	(216)	(240)

Net foreign exchange loss	($424)	($154)

iv)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The following are the contractual maturities of financial liabilities as at September 30, 2017:

Financial liabilities	Total	1 year	2-3 years	4-5 years	More than 5 years
Long-term debt, net of fees	$43,021	$3,337	$6,711	$32,760	$213
Operating loan	3,000	3,000	—	—	—
Trade payables	10,862	10,862	—	—	—
Accrued liabilities and taxes	5,971	5,971	—	—	—
Obligations under capital lease	270	73	197	—	—
Other liabilities	1,141	—	1,141	—	—

Total	$64,265	$23,243	$8,049	$32,760	$213

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(Unaudited)

It is the Company’s intention to meet these obligations through the collection of current accounts receivable and cash from sales. If the current resources and cash generated from operations are insufficient to satisfy its obligations, the Company may seek to issue additional equity or to arrange debt or other financing. In addition, the Company has an operating loan of up to CA$13,000, less an outstanding balance of $3,000 and outstanding letters of credit totaling $320 and CA$38.

v)	Fair values

The carrying amount of short-term financial instruments, less provisions for impairment if applicable, is consistent with the fair value of such instruments. The Company’s debt bears a variable interest rate and therefore its carrying value approximates its fair value. There were no derivatives held at September 30, 2017 (December 31, 2016 – $nil).

10	EXPENSES BY NATURE

The following tables outline the Company’s significant expenses by nature:

Cost of sales	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Purchased produce	$11,148	$11,512	$33,217	$31,587
Raw materials and consumables used	14,081	13,282	31,772	32,494
Depreciation and amortization	1,817	2,060	5,648	6,116
Transportation and storage	5,682	4,247	15,449	12,745
Employee compensation and benefits	9,672	9,228	26,439	25,945

	$42,400	$40,329	$112,525	$108,887

Selling, general and administrative	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Employee compensation and benefits	$2,221	$2,049	$6,871	$6,041
Marketing	142	246	354	526
Professional services	340	287	951	996
Office expenses	415	413	1,215	1,153
Other	240	354	1,044	1,110

	$3,358	$3,349	$10,435	$9,826

Employee compensation and benefits	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Salaries and other employee benefits	$11,802	$11,222	$32,750	$31,837
Share-based payments	91	55	560	149

	$11,893	$11,277	$33,310	$31,986

11	DEFERRED INCOME TAXES

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the nine months ended September 30, 2017 was 30%, excluding the capital gain impact on contribution of assets to the joint venture, and excluding the change in biological asset as reported on the interim statements of income, and 30% for the nine months ended September 30, 2016.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(Unaudited)

12	CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Trade receivables	$2,896	$1,276	($2,287)	($2,780)
Inventories	521	(281)	1,996	276
Inventories reclassified to biological asset	1,986	28	(1,671)	(1,805)
Other receivables	(112)	571	(238)	47
Prepaid expenses and deposits	179	(274)	(538)	(1,310)
Trade payables	(2,278)	(1,322)	(1,882)	1,461
Accrued liabilities and taxes	(243)	291	1,468	1,941
Other assets/other liabilities, net	(97)	8	(73)	(29)

	$2,852	$297	($3,225)	($2,199)

13	SEGMENT AND GEOGRAPHIC INFORMATION

The Company’s two reporting segments include the Produce business and the Energy business. The Produce business produces, markets, and sells the product group which consists of premium quality tomatoes, bell peppers and cucumbers. The Energy business produces power that it sells per a long-term contract to its one customer.

The Company’s primary operations are in the United States and Canada. Net sales by the countries in which its customers are located are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Net Sales
United States	$35,570	$34,427	$100,608	$99,271
Canada	8,683	7,084	19,493	17,329
Energy – Canada	482	534	1,441	1,594

	$44,735	$42,045	$121,542	$118,194

The Company’s property, plant and equipment, net of accumulated depreciation, are located as follows:

	September 30, 2017	December 31, 2016
United States	$48,088	$51,459
Canada	31,398	40,976
Energy – Canada	3,606	3,700

	$83,092	$96,135

Depreciation and amortization charges in the Produce business for the three and nine months ended September 30, 2017 were $1,647 (2016 – $1,950) and $5,169 (2016 – $5,856), respectively. Depreciation and amortization charges in the Energy business for the three and nine months ended September 30, 2017 were $206 (2016 – $150) and $584 (2016 – $391), respectively.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(Unaudited)

14	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing the net income (loss) attributable to owners of the Company by the weighted average number of common shares in issue during the period excluding common shares purchased by the Company and held as treasury shares.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Net income/(loss) attributable to owners of the Company	$294	($1,425)	$4,429	($2,436)
Weighted average number of common shares outstanding (thousands)	39,174	38,832	39,174	38,832

Basic earnings/(loss) per share	$0.01	($0.04)	$0.11	($0.06)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Net income/(loss) attributable to owners of the Company	$294	($1,425)	$4,429	($2,436)
Weighted average number of common shares outstanding (thousands)	39,174	38,832	39,174	38,832
Adjustment for:
Share options (thousands)	890	426	761	324

Weighted average number of common shares outstanding for diluted earnings per share (thousands)	40,064	39,258	39,935	39,156

Diluted earnings/(loss) per share	$0.01	($0.04)	$0.11	($0.06)

15	CAPITAL DISCLOSURES

The Company’s capital comprises net debt and equity:

	September 30, 2017	December 31, 2016
Total bank debt	$46,290	$45,534
Less cash and cash equivalents	(4,285)	(5,373)

Net debt	42,005	40,161
Total equity	70,901	67,387

	$112,906	$107,548

It is the Company’s intention to meet its obligations through the collection of current accounts receivable and cash. As at September 30, 2017, the Company has an available operating loan up to CA$13,000, with $3,000 drawn on the loan and $320 and CA$38 outstanding letters of credit (as at December 31, 2016, $nil was outstanding on the operating loan, and $333 and CA$38 outstanding on the letters of credit). As at September 30, 2017, the operating loan borrowing base was $9,233 based on a percentage of the Company’s outstanding accounts receivable less the issued letters of credit. If the current resources and cash generated from operations are insufficient to satisfy its obligations, the Company may seek to issue additional equity or to arrange debt or other financing.

16	SHARE-BASED COMPENSATION PLAN

The Company has a share-based compensation plan. The maximum number of common shares that can be issued upon the exercise of options granted is equal to 10% of the aggregate number of common shares issued and outstanding from time to time. The term during which an option may be exercised is 10 years from the date of the grant. Options vest at a rate of 33% per year, beginning one year following the grant date of the options.

For the three months ended September 30, 2017, 28,000 common stock shares were granted and issued, resulting in share-based compensation of $45. For the nine months ended September 30, 2017, 258,000 common stock shares were granted and issued, resulting in share-based compensation of $443. Total share-based compensation expense for stock shares issued and for stock options for the three months ended September 30, 2017 was $91 (2016 – $55) and for the nine months ended September 30, 2017 was $560 (2016 – $149). Share-based compensation expense was recorded in selling, general and administrative expenses and the corresponding amount credited to share capital $443 and contributed surplus $117 as at September 30, 2017.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(Unaudited)

The following table presents the assumptions used to establish the fair value assigned to the options issued using the Black-Scholes valuation model:

	June 2017		June 2016		March 2016		November 2015
Expected volatility		48.6%		51.9%		52.5%		53.3%
Dividend	$	nil	$	nil	$	nil	$	nil
Risk-free interest rate		1.84%		1.26%		1.52%		1.39%
Expected life		6.5 years		6.5 years		6.5 years		6.5 years
Fair value		$1.091		$0.795		$0.738		$0.421

Expected volatility was based on three years of historical data. The following table summarizes stock options granted, stock options exercised, and stock options forfeited for the nine months ended September 30, 2017 and 2016.

	Nine months Ended September 30,
	2017			2016
	Stock options	Weighted average exercise price		Stock options	Weighted average exercise price
Beginning of period	2,116,065	CA$	1.19	1,899,999	CA$	1.14
Granted	165,000	CA$	2.20	250,000	CA$	1.43
Granted	—		—	50,000	CA$	1.55
Exercised	(8,334)	CA$	0.83	(25,000)	CA$	1.24
Exercised	(25,000)	CA$	1.10	—		—
Forfeitures	(6,666)	CA$	1.48	(5,000)	CA$	1.48

End of period	2,241,065	CA$	1.27	2,169,999	CA$	1.18

The following table summarizes stock options granted and outstanding as at September 30, 2017:

Exercise price	Number outstanding	Remaining contractual life (years)	Number of exercisable options
CA$0.70	199,399	2.3	199,399
CA$1.24	565,000	3.6	565,000
CA$1.27	150,000	4.5	150,000
CA$0.85	100,000	5.5	100,000
CA$1.10	215,000	6.0	215,000
CA$1.48	360,000	6.5	360,000
CA$0.94	100,000	7.5	66,667
CA$0.83	36,666	8.0	12,224
CA$0.80	50,000	8.1	16,667
CA$1.43	250,000	8.5	83,333
CA$1.55	50,000	8.8	16,667
CA$2.20	165,000	9.8	Nil

	2,241,065

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2017 and 2016

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

(Unaudited)

Share options outstanding as at September 30, 2017 have the following expiry dates and exercise prices:

	Exercise price in CA$ per share	September 30, 2017	December 31, 2016
Expiry date – January 13, 2020	0.70	199,399	199,399
Expiry date – May 20, 2021	1.24	565,000	565,000
Expiry date – March 13, 2022	1.27	150,000	150,000
Expiry date – March 13, 2023	0.85	100,000	100,000
Expiry date – September 26, 2023	1.10	215,000	240,000
Expiry date – March 18, 2024	1.48	360,000	366,666
Expiry date – March 19, 2025	0.94	100,000	100,000
Expiry date – October 6, 2025	0.83	36,666	45,000
Expiry date – November 16, 2025	0.80	50,000	50,000
Expiry date – March 29, 2026	1.43	250,000	250,000
Expiry date – June 30, 2026	1.55	50,000	50,000
Expiry date – June 14, 2027	2.20	165,000	—

		2,241,065	2,116,065